Law Offices of Thomas E. Puzzo, PLLC
                                3823 44th Ave. NE
                            Seattle, Washington 98105
              Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

                                                 Writer's e-mail: tpuzzo@msn.com
                                                   Writer's cell: (206) 412-6868

                                October 27, 2011

VIA EDGAR

Anne Nguyen Parker
Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re:  Penola Inc.
          Amendment No. 3 to Registration Statement on Form S-l
          Filed October 27, 2011
          File No. 333-175529

Dear Ms. Parker:

     Pursuant to the staff's comment letter dated October 21, 2011, we respectfully submit this letter on behalf of our client, the Company.

     Amendment No. 3 to the Company's Form S-1 was filed with the Commission via EDGAR on October 27, 2011.

     The staff's comments are reproduced in bold italics in this letter, and the Company's responses to the staff's comments follow each staff comment.

AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM S-L

GENERAL

1. WHEN FILING YOUR NEXT AMENDMENT, PLEASE INCLUDE YOUR FINANCIAL STATEMENTS UPDATED FOR THE MOST RECENT INTERIM PERIOD AND AN UPDATED CONSENT FROM YOUR AUDITORS.

     Company response: The Company complied with this comment. Please see pages F-11 through F-14 to the amended Form S-1, where the Company has incorporated updated financial statements for the quarter ended August 31, 2011, in accordance with Item 8-08 or Regulation S-X. Additionally, the Company has included an updated consent from its auditors as Exhibit 23.2.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 26

2. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 4 AND REISSUE THE COMMENT IN PART. PLEASE CLARIFY WHAT LEVEL OF OPERATIONS YOU WILL BE ABLE TO CONTINUE, ASSUMING YOU DO NOT RAISE ADDITIONAL FUNDING.

     Company response: The Company included the following text on page 26: "We believe our current cash and net working capital balance is only sufficient to cover our expenses for filing required quarterly and annual reports with the Securities and Exchange Commission and our status as a corporation in the State of Nevada for the next 12 months."

     Additionally, the Company has included an updated legal opinion from its legal counsel as Exhibit 23.2.

     Please contact the undersigned with any questions, comments or other communications to the Company.

                                         Very truly yours,


                                         /s/ Thomas E. Puzzo
                                         ---------------------------------------
                                         Thomas E. Puzzo


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